GRUPO AEROPORTUARIO DEL SURESTE S.A.B. DE C.V.

September 5, 2017

VIA EDGAR TRANSMISSION

Ms. Lyn Shenk Branch Chief – Office of Transportation and Leisure Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549-3561

Dear Ms. Shenk:

By letter dated August 25, 2017, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 28, 2017 (the “20-F”), and the current report on Form 6-K filed on July 21, 2017 (the “Current Report”) by the Southeast Airport Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V. or the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 6-K filed on July 21, 2017

1.	We note that you present several non-IFRS measures such as EBITDA, EBITDA margin, adjusted EBITDA margin, and adjusted operating margin however, you do not provide reconciliations to the most directly comparable IFRS measure. Please revise your disclosure accordingly. Please refer to item 100(a)(2) of Regulation G for guidance.

Response: We did not provide reconciliations to the most directly comparable IFRS measure in our Current Report because Regulation G does not apply to materials furnished by foreign private issuers on Form 6-K. See Note 2 to Regulation G. Furthermore, in the SEC Division of Corporation Finance Financial Reporting Manual, Section 8140 (last updated Dec. 31, 2011), the Commission said, “Regulation G will not apply to disclosures made by or on behalf of the FPI notwithstanding the existence of one or more of the following circumstances: . . . [a]fter disclosure of the information outside the U.S., the information is included in a submission on Form 6-K.”

Given that the information in the Current Report was furnished on Form 6-K in the United States and was also furnished in Mexico, we did not provide reconciliations for non-GAAP measures pursuant to Regulation G.

2.	It appears that your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization such as profit sharing and non-ordinary items. Please revise to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. Please refer to Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 for further guidance.

Response: The requirements set forth in Item 10(e) of Regulation S-K do not apply to materials furnished by foreign private issuers on Form 6-K. In the SEC Division of Corporation Finance, Financial Reporting Manual, Section 8140 (last updated Dec. 31, 2011), the Commission said, “FPIs are subject to S-K 10(e) requirements with respect to use of non-GAAP measures in filings on Form 20-F or 1933 Act registration statements.”

In addition, in SEC Release No. 47226 (Jan. 22, 2003), footnote 39, the Commission said, “Item 10 of Regulation S-K will not apply to materials submitted to the Commission on Form 6-K.”

As the information in our Current Report was furnished through Form 6-K, the requirements of Item 10 regarding calculation of EBITDA do not apply under these circumstances.

3.	We note that you present the stand alone results of Aerostar for the three and six month period ended June 30, 2017. As these are not your results and they are not consolidated into your results please revise your disclosure to clear state this and to make a clear distinction between the results that you consolidate and those that you don’t. Additionally, please revise your discussion of the “Review of Puerto Rico Operations” to only discuss those results that you consolidate.

Response: In future filings, we will revise to clearly state which results are consolidated and which results are not. In future filings, we will only discuss consolidated results. We note that in the Current Report, we included a note explaining that the stand alone results of Aerostar for the three and six-month period ended June 30, 2017 were included in order to provide a better understanding of the performance of the LMM Airport.

*****

As requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel, Jorge Juantorena or Adam Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758 (Mr. Juantorena) or (212) 225-2704 (Mr. Brenneman).

[signature page follows]

3

Sincerely,

/S/Adolfo Castro Rivas_____________
Lic. Adolfo Castro Rivas
Chief Executive Officer and

Chief Financial Officer

cc:	Jorge U. Juantorena

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP